King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

September 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 1, 2017 CIK No. 0001704596

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are transmitting via EDGAR with this letter, for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), a copy of Confidential Draft Submission No. 3 (the “Revised Draft”) of the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter together with the changes reflected in the Revised Draft respond to the Staff’s comments contained in its letter dated August 24, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

September 28, 2017

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1.	Please revise the headnote on page 21 to also disclose, if true, that the summary unaudited pro forma financial data for the three months ended March 31, 2017 gives effect to the Reorganization and the Offering as if such transactions had occurred on January 1, 2016 in the case of the unaudited pro forma statements of operations.

The Company has revised the disclosure on page 21 of the Revised Draft in response to the Staff’s comment.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (3), page 71

2.	It appears from your response to comment 9 that Blueapple, Inc. controls EVO LLC prior to the Reorganization Transactions. In this regard, we note that Blueapple owns the majority of units in EVO LLC and also appoints the majority of EVO LLC’s board of directors. Given your statement that the reorganization represents a transaction between entities under common control, please explain to us in detail whether and how Blueapple will continue to control EVO LLC immediately after the Reorganization Transactions. If Blueapple will not control EVO LLC immediately after the Reorganization Transactions, explain to us the business reason why the transactions were structured such that Blueapple loses control over EVO LLC through the reorganization, whether Blueapple receives any consideration from the other Continuing LLC Owners in exchange for its loss of control, and how you considered Blueapple’s loss of control when concluding the Reorganization Transactions represent a common control transaction as described in ASC 805-50.

Following the completion of the Reorganization Transactions, Blueapple will not have a majority voting interest in the Company, but Blueapple’s economic interest in the Company will be commensurate with its historic economic interest in EVO LLC. Blueapple will receive no consideration from Continuing LLC Owners as a result of the Reorganization Transactions. Rather, the structure implemented through the Reorganization Transactions will be adopted, among other reasons, in order to optimize payments to Blueapple under the TRA entered into in connection with the Reorganization Transactions.

In concluding that the Reorganization Transaction should be recognized at historical cost, consistent with how a common control transaction is accounted for, the Company considered that the Continuing LLC Owners, as a group, will continue to hold a majority of the voting power for the Company. As a result, the Company concluded that it would not be appropriate to step up the assets of EVO LLC as the Reorganization Transactions represent an equity reorganization since no individual party controls EVO LLC, while the Continuing LLC Owners, as a group, will receive a majority of the voting shares, the percentage ownership by the Continuing LLC Owners, as a group, will exceed that of the investors participating in the initial public offering, and management will remain in place from EVO LLC.

Securities and Exchange Commission

September 28, 2017

Therefore, although Blueapple as a single shareholder would not have the majority of the voting shares, the Continuing LLC Owners as a group will continue to hold a majority of voting rights in the Company, and the Company believes that the Reorganization Transactions represent an equity transactions with a non-controlling interest, rather than a business combination where a new owner or new group of owners took over control over EVO LLC.

3.	We also note from your response to comment 9 that you have classified all of the interests in EVO LLC which will continue to be held by the Continuing LLC Owners outside permanent equity as those interests are redeemable at the option of the holders. However, it appears from your disclosures in footnote (8) to your pro forma balance sheet and on page 155 that the Continuing LLC Interests held by investors other than Blueapple are only exchangeable for your Class A common shares at the option of those holders. Specifically, it appears from your disclosures that you have the right to offer to redeem those other Continuing LLC Owners interests for cash in lieu of shares of your Class A common stock and such holders may but are not required consent to such redemption; however, these potential cash redemption provisions appear to be at your option. In order to help us better understand your response, please explain to us why you believe the Continuing LLC interests held by the Continuing LLC Owners other than Blueapple are properly classified as temporary equity and provide us with your basis in GAAP for your conclusions.

Upon further analysis of the terms of the current draft of the Exchange Agreement and the EVO LLC Agreement, the Company has concluded that the LLC Interests held by the Continuing LLC Owners (other than Blueapple) should be classified as permanent equity because these interests, while exchangeable for Class A common stock, at the option of the holder based on such current draft agreements to effect Reorganization Transactions, are not redeemable outside of the control of the Company. As a result, the Company has revised the disclosure on page 69 of the Revised Draft to reclassify the LLC Interests to be held by the Continuing LLC Owners (other than Blueapple) as permanent equity.

As described on pages 152 through 154 of the Revised Draft, all Continuing LLC Owners other than Blueapple will have an exchange right that will require the Company to exchange the applicable LLC Interests for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement to be entered into between the Company and the Continuing LLC Owners (other than Blueapple). Upon receipt of a request to exchange LLC Interest, the EVO LLC Agreement will provide that the Company may elect at its option to cause EVO LLC to instead redeem the applicable LLC Interests for cash so long as such Continuing LLC Owner consents to any election by the Company to cause EVO LLC to redeem the applicable LLC Interests in cash. If the Company elects to cause EVO LLC to redeem the LLC Interest for cash but the applicable Continuing LLC Owner does not provide its consent, the Company would be required to exchange the applicable LLC Interests for newly issued shares of Class A common stock under the Exchange Agreement.

Securities and Exchange Commission

September 28, 2017

In making its determination, the Company considered the following example within ASC 480-10-S99-3A, which provide scenarios in which temporary equity classification is appropriate (emphasis added):

A preferred security that is not required to be classified as a liability under other applicable GAAP may be redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. Upon redemption (in other than a liquidation event that meets the exception in paragraph 3(f)), the issuer may have the choice to settle the redemption amount in cash or by delivery of a variable number of its own common shares with an equivalent value. For this instrument, the guidance in Section 815-40-25 should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of common shares that could be required to be delivered under share settlement of the contract. If the issuer does not control settlement by delivery of its own common shares (because, for example, there is no cap on the maximum number of common shares that could be potentially issuable upon redemption), cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity.

In evaluating the terms of the relevant agreements and the above criterion, the election to settle the exchange right exercised by a Continuing LLC Owner (other than Blueapple) through a cash settlement is solely within the control of the Company, as it would be determined by a vote of disinterested members of the Company’s board of directors—i.e., those who are not Continuing LLC Owners. Further, the Company considered the conditions in ASC 815-40-25-10, which must be met for an issuer to conclude that it cannot be forced to cash settle a contract that may be settled in cash or shares, and determined that all such criteria are met.

The Company has also revised the disclosure throughout the Revised Draft in response to the Staff’s comment to clarify the redemption requirements in the event a Continuing LLC Owner does not consent to a cash redemption of their LLC Interests by EVO LLC.

While the Company believes the reclassified presentation in the Revised Draft is accurate based on the current draft agreements to effect Reorganization Transactions, these agreements remain subject to negotiation with the Continuing LLC Owners, which may ultimately require the Company to classify the LLC Interests outside of its permanent equity.

Securities and Exchange Commission

September 28, 2017

Management’s Discussion and Analysis, page 83

4.	We note your Overview, which states that increased operating expenses due to strategic investments, including severance costs, and increased interest expenses resulted in net losses for the most recent quarter. In an appropriate place in your prospectus, please revise to discuss to what extent you expect these items to continue to result in losses in future periods.

The Company has revised the disclosure on page 84 of the Revised Draft in response to the Staff’s comment.

Key performance indicators, page 86

5.	We note your response to comment 10 in our letter dated June 9, 2017. Please confirm to us, if true, that management does not use payment processing volume in evaluating your performance. If you do use payment processing volume to evaluate performance, please also advise us whether or not it would be possible to provide comparable information as adjusted for currency fluctuations.

Transactions processed is the most prominent measure used by Company management to evaluate performance on a consolidated basis. Transactions are not susceptible to fluctuations in foreign currency exchange rates or changes in the pricing of goods and services of certain industries, such as petroleum. While Company management does look at processing volume trends within a local market, it does not evaluate performance by aggregating processing volumes across multiple markets. Company management could adjust processing volumes for currently disclosed volumes, however, older data would not be adjusted. As a result, investors would not be able to analyze data over a longer time period. In addition, adjusting the data for fluctuations in petroleum prices (or excluding petroleum merchants from the processed volumes) may distort the value of the transactions processed data that is ultimately disclosed.

Comparison of results for the three months ended March 31, 2017 and 2016, page 89

6.	We note your analysis of cost of services and products, exclusive of depreciation and amortization, indicates that for both the interim and annual periods this expense account increased at a significantly lower rate than the number of transactions processed. Please explain to us in reasonable detail how the number of transactions processed relates to your cost of services and products, including why this expense account increased at a significantly lower rate than the number of transactions processed. Given that you state in your analysis of results that the number of transactions processed is part of the reason for the changes in your cost of services and products, please revise your disclosures to also better explain this relationship to your investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 92 of the Revised Draft in response.

Securities and Exchange Commission

September 28, 2017

The Company’s cost of services and products includes both fixed and variable components, with variable components dependent upon transactions processed, among other secondary measures. A portion of the Company’s transactions are processed through processing platforms operated by third party providers. The Company pays these providers a fee based on contractual terms and comprised of fixed and variable components.

In addition, in the first half of 2016, the Company migrated the processing of certain transactions in North America from a third-party platform to the Company’s own internal platform. As a result, these processing costs were reduced or eliminated. The Company also experienced a decline in the cost of equipment over this time period as Company management de-emphasized programs driven by terminal-related activity.

Critical accounting policies, page 93

7.	We note your response to comment 13 and your revised disclosures on pages 98 through 101. We also note that you entirely eliminated your critical accounting policy disclosures for foreign currency translation. In light of your substantial operations in foreign jurisdictions and the material impact of foreign currency translation adjustments on your consolidated financial statements, please explain why you no longer consider this a critical accounting policy. If you do not believe this accounting policy involves critical estimates, assumptions and judgments, please explain this matter to us.

In consideration of the Staff’s comment dated June 9, 2017, the Company removed entirely the discussion of foreign currency translation in its critical accounting policy disclosure. The Company’s critical accounting policies are defined to include those accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the financial condition or operating performance. While the Company acknowledges that its substantial operations in foreign jurisdictions may result in a material impact to its consolidated financial statements, the accounting policy regarding foreign currency translation does not require significant judgment, estimates, or assumptions. Foreign exchange rates are based on market indices published daily by a widely available, non-bank information source. The process of translation is mechanical applying the rates published by this foreign exchange information source to actual results reported in local currency.

Securities and Exchange Commission

September 28, 2017

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note (8) Long-term debt and credit facilities, page F-33

8.	We note from your revised disclosure on page F-33 that your Senior Secured Credit Facility includes covenants that may, subject to certain exceptions, restrict the ability of EVO Payments International’s (EPI’s) and its restricted subsidiaries to pay dividends and distributions and engage in certain transactions with affiliates and require EPI to remain under a maximum consolidated leverage ratio determined on a quarterly basis. Please tell us how you considered whether the disclosures required by Rule 4-08(e) of Regulation S-X and Schedule I in Rule 5-04 of Regulation are applicable.

With respect to the requirements of Rule 4-08(e), the Company has concluded that the disclosure requirements of Rule 4-08(e)(3)(ii) would generally be applicable to EVO LLC. However, as the Company has an accumulated deficit, and in light of the qualitative disclosures within the EVO LLC audited financial statements regarding such restrictions, and the disclosures elsewhere in the Registration Statement regarding the Company’s intention to not pay dividends for the foreseeable future, the Company has concluded that disclosure of an amount of positive retained earnings generated by EVO Payments International relative to the Company’s accumulated deficit is not material information to users of the consolidated financial statements. Further, in light of disclosures with respect to the Company’s intention to not pay dividends for the foreseeable future, we believe that reference to a subset of retained earnings as restricted as to potential distributions, may be misleading with respect to those retained earnings that are not restricted as to potential distribution.

In addition, the Company has concluded that Schedule I in Rule 5-04 is a required supplemental schedule. In connection with the filing of the Draft Registration Statement on Form S-1, the Company did include inception to date audited financial statement for the Company on an unconsolidated basis, as of April 21, 2017, which the Company believes satisfies the substance of this filing requirement. Further in connection with the Revised Draft, the Company has included unaudited financial statements for the Company on an unconsolidated basis, as of and for the period ended June 30, 2017.

Undertakings, page II-3

9.	We note your response to comment 29. As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

The Company has revised the disclosure on page II-3 of the Revised Draft in response to the Staff’s comment.

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Securities and Exchange Commission

September 28, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:

Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Alan J. Prince

Zachary L. Cochran

(King & Spalding LLP)